Filed pursuant to Rule 433
April 27, 2010
Relating to
Preliminary Prospectus Supplement dated April 26, 2010 to
Prospectus dated April 26, 2010
Registration Statement No. 333-166303
AK Steel Corporation
Pricing Term Sheet
$400,000,000 7.625% Notes due 2020

Issuer:	AK Steel Corporation

Guarantee:	The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by AK Steel Holding Corporation, the parent of AK Steel Corporation.

Security Type:	Senior Notes

Ratings:*	Ba3/BB

Pricing Date:	April 27, 2010

Settlement Date:	May 11, 2010 (T + 10)

Principal Amount:	US $400,000,000

Maturity:	May 15, 2020

Benchmark:	3.625% UST Due 02/15/2020

Benchmark Yield:	3.690%

Spread to Benchmark:	394 bps

Coupon:	7.625%

Price to Public:	100.000%

Yield to Maturity:	7.625%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2010

Optional Redemption:	The notes will be redeemable at AK Steel’s option at any time before May 15, 2015 at a redemption price equal to the principal amount of existing notes being redeemed plus a “make-whole” premium of the Treasury Rate as of such redemption date plus 50 basis points plus accrued and unpaid interest to the redemption date.

The notes will be redeemable at AK Steel’s option, in whole or in part, at any time on and after May 15, 2015 at the redemption price for the notes (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period commencing on May 15th of the years indicated below:

Redemption
Year	Price
2015	103.813%
2016	102.542%
2017	101.271%
2018 (and thereafter)	100.000%

At any time prior to May 15, 2013, AK Steel may redeem up to 35% of the principal amount of the notes with the proceeds of offerings of AK Holding’s shares of common stock at a redemption price of 107.625% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date, if any.

CUSIP/ISIN:	001546 AL4 / US001546AL46

Use of Proceeds:	We intend to use the net proceeds from this offering, together with cash on hand, to pay the consideration for the Cash Tender Offer plus any consent payments and accrued and unpaid interest and estimated offering expenses payable by us.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
Banc of America Securities LLC
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc.
PNC Capital Markets LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

*	Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
AK Steel Corporation and AK Steel Holding Corporation have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, AK Steel Corporation, AK Steel Holding Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Banc of America Securities LLC Inc. toll-free at 1-800-294-1322.
This pricing term sheet supplements the preliminary form of prospectus supplement issued by AK Steel Corporation and AK Steel Holding Corporation on April 26, 2010 relating to its prospectus dated April 26, 2010.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.
April 27, 2010

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